Filed Pursuant to Rule 433
Registration No. 333-190911-05

Entergy New Orleans, Inc.
$85,000,000
First Mortgage Bonds,
4% Series due June 1, 2026
Final Terms and Conditions
May 18, 2016

Issuer:	Entergy New Orleans, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa2 (stable outlook) by Moody’s Investors Service A- (positive outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 18, 2016

Settlement Date (T+4):	May 24, 2016

Principal Amount:	$85,000,000

Interest Rate:	4%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2016

Final Maturity Date:	June 1, 2026

Optional Redemption Terms:	Make-whole call at any time prior to March 1, 2026 at a discount rate of Treasury plus 35 bps and, thereafter, at par

Benchmark Treasury:	1.625% due May 15, 2026

Spread to Benchmark Treasury:	213 bps

Benchmark Treasury Price:	97-26

Benchmark Treasury Yield:	1.866%

Re-offer Yield:	4.000%

Issue Price to Public:	100% per bond

Net Proceeds Before Expenses:	$84,447,500

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC
J.P. Morgan Securities LLC

CUSIP / ISIN:	29364PAP8 / US29364PAP80

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll-free at 800-269-6864 or (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533.